                                                                 Exhibit (a)(10)

Madison Completes Tender Offer for Units in Marriott Residence Inn II Limited Partnership





Denver, CO, December 3 - Madison Liquidity Investors 117, LLC announced today that its tender offer to purchase up to 7,000 Units of limited partnership interest at $275 per Unit of Marriott Residence Inn II Limited Partnership expired, as scheduled, on Tuesday, November 20, 2001. Madison accepted for purchase in accordance with the terms of its Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

Approximately 5,399.75 Units (about 7.71% of the outstanding Units) were validly tendered and not withdrawn. Upon payment for these Units in accordance with the Terms of its Offer, Madison will beneficially own approximately 7.84% of the total number of outstanding Units (including Units beneficially owned by certain of Madison's co-bidders prior to commencement of the Offer). Payment for shares validly tendered and not withdrawn, together with interest as provided in the Offer, is expected to be made after approximately January 1, 2002 (the beginning of Marriott Residence Inn II's first fiscal quarter of 2001) in accordance with the terms of the Offer.

Madison Liquidity Investors 117, LLC is a joint venture between Madison Capital Management LLC ("Madison"), Haberhill LLC ("Haberhill") and other affiliates of Madison. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 117, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111. Telephone

(800) 269-7313.